SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): December 26, 2002

AMERICAN GREETINGS CORPORATION
(Exact name of registrant as specified in its charter)

OHIO	1-13859	34-0065325
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS employer identification number)

One American Road, Cleveland, Ohio	44144
(Address of Principal Executive Offices)	(Zip Code)

216.252.7300
Registrant's telephone number, including area code

TABLE OF CONTENTS

Item 5. Other Events

Rule 10b5-1 Trading Plan

Pursuant to Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, the securities trading policies of American Greetings Corporation (the "Company") permit its directors and executive officers to enter into written sales plans or arrangements for buying and selling the Company's securities.

On December 26, 2002, James C. Spira, President, Chief Operating Officer and Director of the Company, entered into a four-year trading plan complying with Rule 10b5-1 and the Company's insider trading policy. Mr. Spira's employment agreement with the Company expires in June 2003, and his financial advisors have recommended that he enter into a long-term trading program as a diversification strategy. Pursuant to the plan, Mr. Spira has instructed his broker to sell a maximum of 218,333 of the Company's Class A Common Shares (the "Shares") in specified numbers of Shares, as the Share market price rises above or falls below specified levels. The number of Shares eligible for sale under the plan will be adjusted to reflect stock dividends, splits and similar adjustments. The plan expires on March 31, 2006, and may be modified or canceled only in writing.

The Company anticipates that, as permitted by Rule 10b5-1 and its insider trading policy, other executive officers and directors may establish written sales plans in the future.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

American Greetings Corporation

By: /s/ Joseph B. Cipollone

        Joseph B. Cipollone
        Vice President, Corporate Controller
        and Chief Accounting Officer

Dated: December 26, 2002